Mail Stop 3561

March 7, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Ray M. Van Landingham
Chief Financial Officer
1801 Art Museum Drive
Jacksonville, Florida 32207

      Re: Patriot Transportation Holding, Inc.
             Form 10-K for the year ended September 30, 2007
             Filed December 7, 2007
             File No. 000-17554

Dear Mr. Van Landingham:

We have reviewed your response letter dated March 7, 2008 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Quarterly Report on Form 10-Q for the quarter ended December 31, 2007</u>
<u>Note (10)CEO Retirement</u>

1. We note from your response to our prior comment 2 that the final payment for the repurchase of vested stock options and restricted stock, and the expense recognized for the repurchase of unvested stock options and unvested restricted

stock, was based on the twenty day average stock price of $88.53 per share. Please tell us why you used a twenty day average stock price, rather than the fair value on the repurchase date. See paragraph 55 of SFAS No. 123R. If a significant difference would result in using the fair value of the equity instruments on the date of repurchase, please quantify this difference and revise your financial statements as necessary.

Also, please clarify whether the stock options and restricted shares which the Company repurchased from Mr. Anderson were subject to repurchase by the Company under their original terms at the date of grant or whether the repurchase was negotiated between the Company and Mr. Anderson in connection with his retirement. We may have further comment upon receipt of your response.

****

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief